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FOR IMMEDIATE RELEASE

INVESTOR AND MEDIA CONTACT:
Steven M. Kaplan
HealthAxis Inc.
610-275-3800
skaplan@healthaxis.com


               HEALTHAXIS INC. FILES AMENDED FORM S-4 WITH SEC TO
                       ADVANCE UPSTREAM MERGER TRANSACTION

        COMPANY MOVES CLOSER TO MERGER WITH INTERNET SOFTWARE TECHNOLOGY
                SUBSIDIARY AND COMMENTS ON RECENT STOCK ACTIVITY

EAST NORRITON, PA, Oct 12, 2000--HealthAxis Inc. (NASDAQ: HAXS) announced today that it has filed an amended Form S-4 with the Securities and Exchange Commission, as part of its previously reported effort to execute a merger with its subsidiary, HealthAxis.com, Inc., a proven leader in Web-enabling healthcare payers. The Company anticipates closing the planned merger transaction in either the latter part of Q4 2000 or during Q1 2001.

The consummation of the merger is subject to various conditions including the approval of both HealthAxis.com and HealthAxis Inc. shareholders as well as regulatory approval.

Michael Ashker, chief executive officer of HealthAxis Inc. and HealthAxis.com, said, "the filing of the S-4 represents another step forward towards finalizing the merger process. We are looking forward to reporting continued progress to our shareholders on this merger transaction."

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                                               HEALTHAXIS INC. FILES AMENDED S-4
                                                                OCTOBER 12, 2000
                                                                     PAGE 2 OF 3

Regarding the recent trading activity in the Company's stock, Mr. Ashker remarked, "the market clearly lacks the understanding of our unique position in the eHealth industry. Our recent announcements of CareFirst Administrators and America's Choice Healthcare are early indications of the pent-up demand for HealthAxis.com's proprietary technology solutions for healthcare payers. We are optimistic that we will close additional contracts in the near-term in all customer segments including carriers, intermediaries, TPA's and large employers such as state government agencies. Our financial position remains solid and we anticipate ending the year with over $20 million in cash and being one quarter away from our pre-announced turn to cash flow positive in Q2 of 2001. While we are cognizant of the profoundly negative technology market dynamics affecting our and other eHealth stock prices, we continue to see a healthy increase in interest and demand from our prospective customers."

ABOUT HEALTHAXIS
HealthAxis.com, Inc., a subsidiary of HealthAxis Inc., is a leading provider of Internet solutions for healthcare insurance distribution and administration for the payer community. The Company's proprietary workflow and business application software, built around an application service provider model, enables healthcare payers--carriers, third party administrators, and large, self-funded groups--to more efficiently capture, process, and share health plan data over the Internet. HealthAxis.com, Inc. is headquartered in suburban Philadelphia, with significant operations in Dallas, as well as offices in eight additional locations both domestic and international. The Company employs over 350 IT professionals.


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                                               HEALTHAXIS INC. FILES AMENDED S-4
                                                                OCTOBER 12, 2000
                                                                     PAGE 3 OF 3

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: CERTAIN STATEMENTS MADE WHICH ARE NOT HISTORICAL FACTS MAY BE CONSIDERED FORWARD-LOOKING STATEMENTS, INCLUDING, WITHOUT LIMITATION, STATEMENTS AS TO TRENDS, MANAGEMENT'S BELIEFS, EXPECTATIONS AND OPINIONS, WHICH ARE BASED UPON A NUMBER OF ASSUMPTIONS CONCERNING FUTURE CONDITIONS THAT ULTIMATELY MAY PROVE TO BE INACCURATE. SUCH FORWARD-LOOKING STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES AND MAY BE AFFECTED BY VARIOUS FACTORS, WHICH MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS. FOR FURTHER INFORMATION, WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER FROM THE COMPANY'S EXPECTATIONS AS WELL AS OTHER FACTORS, WHICH COULD AFFECT THE COMPANY'S FINANCIAL STATEMENTS, PLEASE REFER TO THE COMPANY'S REPORTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION.